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March 11, 2015	Maureen A. Meredith
T +1 617 951 7239
F +1 617 235 7664
maureen.meredith@ropesgray.com

VIA EDGAR

Ms. Ashley Vroman-Lee, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: AMG Funds I Preliminary 14A (Registration Nos. 033-44909 and 811-06520)

Dear Ms. Vroman-Lee:

I am writing on behalf of AMG Funds I (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to the Trust’s preliminary proxy statement (the “Proxy Statement”) filed on February 19, 2015, pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the Trust’s May 4, 2015 special meeting of shareholders of AMG GW&K Core Bond Fund (formerly AMG Managers Total Return Bond Fund) (the “Fund”), a series of the Trust. The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below. Certain defined terms used herein have the meaning set forth in the Proxy Statement.

1. Comment: The Fund must comply with the safe harbor provisions of Section 15(f)(1) of the 1940 Act. Please include relevant disclosure indicating that the Fund is complying with the safe harbor provisions of Section 15(f)(1).

Response: The Trust respectfully submits that it does not believe that the safe harbor provisions of Section 15(f)(1) are applicable to the Proposal. On February 13, 2015, and based upon the recommendation of the Investment Manager and other factors, the board of trustees of the Trust terminated the subadvisory agreement with Pacific Investment Management Company LLC, the then current subadvisor of the Fund (“PIMCO”), approved the appointment of Gannett Welsh & Kotler, LLC (“GW&K”) as the subadvisor of the Fund on an interim basis to replace PIMCO and approved the longer-term appointment of GW&K as the subadvisor of the Fund, subject to shareholder approval. The Trust understands the Section 15(f)(1) safe harbor to be applicable when there has been a sale of securities of, or a sale of any other interest in, an investment advisor which results in an assignment of an investment advisory contract to a registered investment company. The Trust respectfully submits that there has not been a sale of securities of, or a sale of any other interest in, an investment advisor (or subadvisor) to the Fund in connection with the Proposal; therefore, the parties are not relying on Section 15(f) in connection with the hiring of GW&K. The Trust, nonetheless, has revised its disclosure to make it more explicit that the Board terminated PIMCO and the reason for the termination.

As requested, we acknowledge the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please direct any questions you may have with respect to this filing to me at (617) 951-7239.

Very truly yours,

/s/ Maureen A. Meredith

Maureen A. Meredith

cc:	Gregory C. Davis, Esq.
Adam M. Schlichtmann, Esq.